TUTOGEN MEDICAL, INC.
13709 Progress Boulevard
Alachua, Florida 32615
March 27, 2007
Securities and Exchange Commission
Division of Corporate Finance
Office of Emerging Growth Companies
Attn: Ms. Tia Jenkins
450 Fifth Street, N.W.
Washington, D.C. 20549

Re:	Tutogen Medical, Inc.
Registration Statement on Form S-1 Filed December 29, 2006
File No.: 333-139738
Dear Ms. Jenkins:
     The Company hereby requests acceleration of the effective date of the above-captioned Registration Statement to Thursday, March 29, 2007 or as soon thereafter as possible.
     The undersigned hereby acknowledges that:
•	should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•	the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•	the company may not assert the staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.
     If you have any questions concerning this request, please call our corporate counsel, William J. Schifino, Sr. at (813) 221-2626.

Yours truly, Tutogen Medical, Inc.
/s/ L. Robert Johnston, Jr.
L. Robert Johnston, Jr.
Chief Financial Officer